EFT Holdings, Inc.

Suite 300

17800 Castleton Street

City of Industry, CA 91748

June 13, 2012

Jennifer Thompson

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	EFT Holdings, Inc.
Form 10-K for the year ended March 31, 2011
Filed August 23, 2011
File No. 000-53730

Dear Ms. Thompson,

On behalf of EFT Holdings, Inc. (“EFT” or the “Company”), I hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) set forth in the Staff’s letter dated May 30, 2012 (the “May Letter”) with respect to the above-referenced Form 10-K for the year ended March 31, 2011 (the “2011 Form 10-K”).

We hereby acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Form 10-K for the year ended March 31, 2011

Management’s Report on Internal Control Over Financial Reporting, page 26

1.	We note your response to comments 17 through 26 from our letter dated February 22, 2012. It appears from your response that you intend to disclose in your Form 10-K for the year ended March 31, 2012 that your internal control over financial reporting was effective as of March 31, 2012. However, based on your response to our comments, it remains unclear to us whether you had a material weakness resulting from your accounting personnel having inadequate education and experience with US GAAP. Please respond to the following comments to help us better understand this matter.

EFT’s Response

Please refer to the below responses to the Staff’s comments.

2.	We understand from your response to comment 23 from our letter dated February 22, 2012 that your US Controller became your interim Chief Financial Officer during your fiscal year ended March 31, 2012. We also note that your interim Chief Financial Officer is located in your US office, while it appears that your distribution centers and customers are located overseas in places such as Hong Kong and China. It remains unclear to us whether your interim Chief Financial Officer is in a position to determine whether your consolidated financial statements are prepared in accordance with US GAAP. To assist us in understanding this matter, please respond to the following comments concerning your year ended March 31, 2012:

•	Please explain in more detail the extent to which your operations occurred in the US and the extent to which your operations occurred overseas.

•	Please explain in more detail the operations and functions that were recorded by the accounting staff in your Hong Kong office and the operations and functions that were recorded by the accounting staff in your US office.

•	Since it appears that some of your accounting functions occur in your Hong Kong office, please explain to us in further detail the extent of involvement, if any, for your interim Chief Financial Officer in the day-to-day operations in the Hong Kong office, including:

o	how often he travels to Hong Kong;

o	the level of his review of financial statements for operations outside of the US, i.e. whether he reviews only consolidated financial statements or whether he has access to and reviews the Hong Kong accounting books and records, including any individual account reconciliations, supporting documentation, bank statements, or journal entries; and,

o	his level of involvement in determining accounting policies and procedures that are followed in the Hong Kong office, and how he monitors whether any such policies and procedures are followed.

•	We note that your response does not mention whether you appointed a new US Controller after your US Controller was promoted to become your interim Chief Financial Officer. Please clarify for us whether the same person functioned as your US Controller and interim Chief Financial Officer from November 2011 through March 31, 2012. If so, explain to us in more detail how this person allocated his time between these two functions and, if not explained in response to the above bullet points, the extent to which he was involved in the preparation and review of financial statements for your overseas operations.

EFT’s Response

Each of the Company and its subsidiaries must report events and transactions according to local financial reporting requirements in the countries in which it operates and/or is incorporated. Management’s report for each subsidiary in each country is prepared by accountants with sufficient accounting knowledge and qualification for that country. The accountants also are required to prepare taxation and financial reports according to local government rules and regulation requirements.

EFT Holdings, Inc. – Response Letter – June 13, 2012

The Company functions as a holding company for the group of companies (the “Group”) that operate the business, and generates no sales itself. For the fiscal year ended March 31, 2012 substantially all of the Company’s sales occurred overseas, specifically in the People’s Republic of China. As such, the Company’s operations and distribution centers are primarily located in Hong Kong and mainland China.

Except for the transportation business, all income and expenses for the Company’s main business (i.e., the online business) are recorded by the accounting staff in the Company’s Hong Kong office. The Company’s U.S. office handled all of the accounting for the Company (itself), its U.S. subsidiary (Digital Development Partners, Inc.) and the Company’s various investments. The Company maintains an investment portfolio comprised of two principal bond funds held in the United States at Citibank Wealth Management and JP Morgan Investment Management Account. The Company also invests in other companies located outside of Asia, such as CTX.

The Company’s interim chief financial officer (the “CFO”) devotes two-thirds of his available time to working for the Company, the remaining one-third of his available time being devoted to Digital Development Partners, Inc. (the Company’s subsidiary SEC reporting company). During the time spent working for the Company, the CFO is expected to travel to Hong Kong on a quarterly basis. He may travel there on a more frequent basis, if warranted.

The CFO is provided individual management reports for each of the Group’s companies that are included in the consolidated financial statements. These management reports include detailed financial statements and supporting documentation. If the CFO needs clarification on any particular item, he requests additional documentation such as journal entries and support, bank statements and/or reconciliations.

The CFO is involved on a daily basis with the Company’s Hong Kong office. Even though there is a time difference, he is able to communicate by phone and the internet. The CFO determines accounting policies and procedures that are followed throughout the Group, which includes ensuring that U.S. generally accepted accounting principles (“GAAP”) are followed on consolidation.

To date, the Company has not yet appointed a new U.S. controller, as the Company is trying to determine if the position is needed considering that the CFO is headquartered in the Company’s U.S. office. Substantially all of the daily and monthly tasks formerly done by the U.S. controller have been reassigned to a staff member also located in the U.S. office. She reports directly to the CFO, and is not involved with the preparation or review of financial statements of the overseas operations.

3.	We note that you maintain all of your books and records in accordance with US GAAP. We further note the information contained in your response to comment 23 from our letter dated February 22, 2012 concerning the Group Controller who is located in your Hong Kong office. It appears that this person is heavily involved in accounting for your overseas operations; however, it remains unclear to us whether this person has adequate education and experience with US GAAP such that she can determine whether your financial statements are prepared in compliance with US GAAP. To assist us in understanding this matter, please respond to the following comments:

EFT Holdings, Inc. – Response Letter – June 13, 2012

•	It appears from your response that the Group Controller did not receive any accounting education or CPA certification from the US. It appears instead that the Group Controller’s accounting proficiency may relate to Singapore Financial Reporting Standards. If our understanding is correct, please explain to us in better detail how you believe the Group Controller obtained education and training about US GAAP and SEC rules and regulations.

•	Please explain any current ongoing training in US GAAP and SEC rules and regulations that the Group Controller receives.

•	Your response indicates that the Group Controller’s professional work experience includes over twelve years of experience in accounting and internal and external audit. Explain in better detail the amount of time spent in each type of role, the specific services performed by the Group Controller in each type of role, the level within the organization held by the Group Controller at the time she performed the services, and how that work experience provided her with experience in US GAAP or SEC rules and regulations. Your response should specifically address any time spent performing external financial reporting for US publicly listed companies, external auditing for US publicly listed companies, the audit of a portion of a US subsidiary for a US parent for US GAAP consolidation purposes, consulting services not related to the audit for US publicly listed companies, internal control reviews for US publicly listed companies, or other types of experience. For example, if the Group Controller spent two years performing external audits for foreign subsidiaries of US publicly listed companies, during which time she was a staff accountant for an audit firm; the specific services she performed were primarily the audit of cash, accounts receivable, and accounts payable; and this work experience provided her with US GAAP experience because the foreign subsidiaries kept their books in US GAAP, you should state that in your response.

EFT’s Response

As noted in the Company’s response to the Staff’s Comment No. 2 above, the Company’s subsidiaries maintain their books in accordance with local financial regulations. U.S. GAAP adjustments are only required at the consolidation level, to report group financial results for the Company. According to the Company’s general ledger close process, the U.S. GAAP consolidation adjustments are reviewed by the CFO, who has sufficient education and training about U.S. GAAP.

The Group’s controller (the “Group Controller”) is located in the Group’s Hong Kong office and responsible for ensuring the operating effectiveness of all key controls within that location, which requires accounting knowledge and experience of Hong Kong and Singapore financial reporting standards, as well as International Financial Reporting Standards (“IFRS”). Her accounting proficiency relates to Singapore Financial Reporting Standards and IFRS, through education and training by the Institute of Certified Public Accountants of Singapore and the Association of Chartered Certified Accountants (“ACCA”).

The Staff’s understanding is correct that the Group Controller did not receive her accounting education in, and is not a certified public accountant (“CPA”) of, the United States. The Company notes that, while the International Accounting Standard Board and the U.S. Financial Accounting Standards Board (“FASB”) continue to work on convergence, the Commission has increasingly accepted IFRs and the divergence between U.S. GAAP and IFRS has continued to decrease. With her accounting knowledge of IFRS, the Group Controller has used comparative literature published by Big Four accounting firms to assist her in understanding differences between IFRS and U.S. GAAP.

EFT Holdings, Inc. – Response Letter – June 13, 2012

As noted in the Company’s response to Staff Comment No. 2 above, the CFO determines accounting policies and procedures that are followed throughout the Group, which includes ensuring that U.S. GAAP is followed on consolidation. The Group Controller obtains education and training on U.S. GAAP through daily communication with the CFO and the Company’s external auditors. The Company’s chief executive officer and CFO, as assisted and advised by the Company’s general counsel and external counsel, are responsible for whether the Company is in compliance with SEC rules and regulations. The Group Controller obtains training and advice on relevant SEC rules and regulations through daily communication with the CFO, the Company’s general counsel and the Company’s external counsel and auditors.

Currently, there is no ongoing training in U.S. GAAP and SEC rules and regulations provided to the Group Controller. However, the Company has sponsored the Group Controller to subscribe as a professional viewer of FASB Accounting Standard Codification (ASC) online since 2010. Subscription to that website provides the Group Controller with the ability to view all ASC announcements from FASB, and updates her with any recent accounting pronouncements.

The Group Controller’s professional work experience includes four years of experience in accounting, three years experience in internal audit and five years of experience in external audit.

The Group Controller began her career as an audit senior in a local Singaporean CPA firm before she joined Deloitte & Touche, Singapore. During her time with Deloitte & Touche, Singapore, the Group Controller spent three years performing external audits for foreign subsidiaries of U.S. listed companies, including the audit of profit and loss accounts, balance sheet items of financial statements and compliance with the Sarbanes-Oxley Act of 2002 (“SOX”). This work experience provided her with U.S. GAAP experience because these foreign subsidiaries kept their books in U.S. GAAP.

The Group Controller worked as accountant in a Hong Kong listed company for two years before she served as a supervising senior for one year in the business risk service department of Grant Thornton, Hong Kong. She also spent two years performing internal audit as an assistant manager in the business risk service department of Mazars China CPA firm, where she worked primarily on compliance with SOX requirements with a foreign subsidiary of a U.S. listed company that kept its books in U.S. GAAP.

Prior to her promotion as the Group’s controller, she was the finance manager in the Company’s Hong Kong office from March 2010. In that role, her primary responsibilities were within the financial reporting and general ledger close processes, which provided her with U.S. GAAP experience because she was responsible for preparing consolidation adjustments for the CFO’s review.

EFT Holdings, Inc. – Response Letter – June 13, 2012

4.	We note the information contained in your response to comment 23 from our letter dated February 22, 2012 concerning the two staff accountants who are located in your Hong Kong office. If you believe that these staff accountants have knowledge of US GAAP and SEC rules and regulations, please explain to us in better detail how these staff accountants obtained that knowledge. Please be sure to include in your response any current ongoing training in US GAAP. In addition, please provide clarifications related to the work experiences of the two staff accountants similar to that requested above for the Group Controller.

EFT’s Response

As noted in the Company’s response to Staff Comment No. 2 above, each of the Company and its subsidiaries must report events and transactions according to local financial reporting requirements in the countries in which it operates and/or is incorporated. Management’s report on each subsidiary in each country is prepared by accountants with sufficient accounting knowledge and qualification for that country. The Group’s subsidiaries maintain their books in local GAAP, and U.S. GAAP adjustments are only conducted on consolidation level to report the Group’s financial results.

The two staff accountants who are located in the Company’s Hong Kong office are responsible for (i) preparing management reports of subsidiaries operating in Hong Kong and the BVI and (ii) reviewing the management reports prepared by Taiwan and PRC accountants. They have accounting knowledge and experience in Hong Kong Financial Reporting Standards and IFRS through education and training by the Hong Kong Institute of Certified Public Accountants and ACCA. Their position and duties do not require knowledge of U.S. GAAP and SEC rules and regulations.

The first staff accountant (“Staff Accountant No.1”) has over nine years of experience in external auditing and accounting, of which twenty percent of her time was spent on accounting. Prior to joining the Company, she was an audit supervisor of an international accounting network firm where she performed external audit for China-based subsidiaries of U.S. listed companies. Staff Accountant No. 1 also prepared consolidated financial statements for U.S. reporting companies listed in NASDAQ in accordance with U.S. GAAP, U.S. auditing standards, SOX, the regulatory rules and standards of the Public Company Accounting Oversight Board and SEC reporting requirements. The specific services she performed were primarily the audit of profit and loss accounts and the balance sheet items of financial statements.

The second staff accountant’s (“Staff Accountant No. 2”) professional work experience includes two years professional experience in accounting and three years experience in internal audit. Staff Accountant No. 2 spent two years performing internal audit for the foreign subsidiary of a U.S. listed company that kept its books in accordance with U.S. GAAP, during which time she was an audit associate for an audit firm. During this time, she worked primarily on compliance with SOX requirements for financial reporting and general ledger closing cycles.

EFT Holdings, Inc. – Response Letter – June 13, 2012

Form 10-Q for the quarter ended December 31, 2011

5.	We note that you have not filed your Form 10-Q for the quarter ended December 31, 2011 even though it was due on February 14, 2012. Please explain to us why you have not filed this Form 10-Q and when you expect to file it.

EFT’s Response

As noted in the Current Report on Form 8-K filed with the Commission on February 16, 2012, the audit committee of the board of directors of the Company (the “Audit Committee”) has determined that the Company’s previously issued unaudited interim consolidated financial statements as of and for the quarterly periods ended June 30 and September 30, 2011 should no longer be relied upon due to historical accounting errors relating to the calculation of the Company’s cost of goods sold for those periods. The Company’s board of directors agreed with the Audit Committee’s conclusions, and the Company intends to restate these financial statements (the “Restatement”).

On February 16, 2012, the Company received a letter from the Staff regarding the 2011 Form 10-K (the “February Letter”), in which certain accounting and disclosure treatments were commented on by the Staff. The Company responded to the February Letter by way of letter dated May 3, 2012. The Staff further commented on the 2011 Form 10-K by way of the May Letter, to which this letter is a response.

The Company has, during this period of conducting the Restatement and responding to the Staff’s letters, delayed the filing of the Form 10-Q for the quarter ended December 31, 2011 (the “Outstanding Form 10-Q”) so as to ensure that such form is complete, accurate and sufficient when filed. The Company intends to file the Outstanding Form 10-Q as soon as possible, given the aforementioned concerns.

Please contact me at (626) 581-3335 should you have any questions about this letter.

Thank you for your attention to our filing.

Sincerely,

EFT Holdings, Inc.

By: /s/ William E. Sluss

William E. Sluss

Chief Financial and Accounting Officer

EFT Holdings, Inc. – Response Letter – June 13, 2012